September 26, 2017

Donald Steinberg
Chief Executive Officer
Marijuana Company of America, Inc.
5256 S. Mission Road, 703 #314
Bonsall, CA 92003

       Re: Marijuana Co of America, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed September 12, 2017
           File No. 000-27039
Dear Mr. Steinberg:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2017 letter.

Amendment No. 2 to Registration Statement on Form 10-12G filed September 12,
2017

Business, page 3

1. We note your revised disclosure regarding the legality of your products. Since it appears that your products do contain cannabinoid extracts that are themselves
Schedule I
       controlled substances, please revise to state that Marijuana and CBD products are
       Schedule 1 controlled substances and clearly indicate the consequence of this classification under federal law.
2. We note your statement that you "may or may not be directly or indirectly involved in any actual delta-9 tetrahydrocannabionol ("THC") research." Please clearly disclose your current involvement in THC research.
 Donald Steinberg
Marijuana Company of America, Inc.
September 26, 2017
Page 2


3. We note your revised disclosure in response to prior comment 4 and "that FDA will continue to oversee "marketing claims" and the "process for drug applications."" Please revise to disclose the effect of the United States Food and Drug Administration's regulation on your business, including any requirement for FDA approval of your products, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labeling of your products, post-market approval reporting and record keeping, and the regulation of the advertising and promotion of your products. Also, please include an appropriate risk factor that includes a discussion of sanctions for non-compliance with FDA regulation.

hempSMART, page 7

4. We acknowledge your revised disclosure in response to prior comment 5. Please tell us whether you have or will also change the advertising, packaging and/or labeling for your applicable products such that they no longer make any claims regarding benefits of your products. For example, we note the article on your website, You Can Make Your Own
       CBD Oil, which states "Hemp CBD has been proven in many studies that it has many beneficial medical and health properties. This oil can help one find "relief from arthritis, diabetes, alcoholism, schizophrenia, PTSD, MS, epilepsy, and chronic pain.""

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 7

5. We note your response to prior comment 6 and the disclosure updating the status of the
       GateC and Bourgainville joint ventures on page 9. We also note the disclosure on page
       17 of your Form 10-Q for the quarterly period ended June 30, 2017 that provides the interest rate, original issue discount, transactional costs and four different funding amounts for the St. George secured convertible promissory note, as well as the disclosures on page 20 of that filing quantifying the details of your $1,500,000 commitment under the GateC joint venture. Please revise your Form 10 disclosure to include and quantify these commitments in this section as well as the Liquidity section of
       Management's Discussion and Analysis.

Risk Factors, page 13

6. We note your revised disclosure in response to prior comment 2. Please restore the risk factor Marijuana and CBD remains illegal under federal law.

Management's Discussion and Analysis of Financial Condition and Results of Operations for 2016
and 2015
Comparison the Interim Periods, page 23

7. We note your response to prior comment 8 and the revised disclosure to include the comparative interim periods for the first quarters of 2017 and 2016 on pages 23 and 24, as well as the removal of your previous assertion. Please revise to re-insert the discussion
 Donald Steinberg
Marijuana Company of America, Inc.
September 26, 2017
Page 3

       on the comparative annual periods for 2016 and 2015 to remain compliant with Item
       303(a) of Regulation S-K by covering all periods presented.
8. We note your response to prior comment 9 and your revised disclosure on pages 23 and
       24 for the comparative interim periods for the first quarter of 2017 and 2016. Please revise both the interim discussion as well as the discussion of your comparative annual periods for 2016 and 2015 to address the following:

            Given the significant increase in selling, general, and administrative expenses between both the respective interim and annual periods, revise to provide a tabular breakdown of the components of these expenses by purpose of the expense. While your current disclosure indicates a portion of the increase is due to the issuance of stock-based instruments, clearly quantify the amount of salary, marketing, and other expenses by type.
            Clearly quantify and discuss the nature of the marketing and consulting expenses, identifying the specific revenue streams to which the marketing related.
            Separately quantify the amount of research and development expenses for each period presented, discussing any trends experienced. Tell us how you considered whether such amounts warranted separate line item disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 25

9. We note your response to prior comment 11 adding a table for preferred share ownership, but removing the table relating to common stock ownership. Please revise to include disclosure pursuant to Regulation S-K Item 403 with respect to the beneficial owners of both your common and preferred stock.

Certain Relationships and Related Transactions, and Director Independence, page
29

10. We note your response to prior comment 12. Please expand to provide disclosure pursuant to Item 404 of Regulation S-K with respect to any transactions in which the amount exceeded the lesser of $120,000 or 1% of the average of your total assets at year end for the last two completed fiscal years. Refer to Item 404(d).

Description of Registrant's Securities to be Registered, page 44

11. We note your response to comment 15 that current beneficial owners of the Company's
       Class A Preferred stock control in excess of 50% of the votes. Please remove the statement that "holders of in excess of 50% of the aggregate number of shares of
       Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter...."
 Donald Steinberg
Marijuana Company of America, Inc.
September 26, 2017
Page 4

Consolidated Financial Statements
Note 1 -- Significant Accounting Policies, page F-21

12. We note your response to prior comment 17 and your disclosure on page 7 of the change in control. Please revise your financial statements and Management's Discussion and
       Analysis to disclose the revisions you proposed in your response dated July 31, 2017.
13. We note your response to prior comment 18, including your disclosures on page F-8.
       Please revise your annual financial statements to provide a similar tabular breakdown as of December 31, 2016 and 2015.
14. We note your brief disclosure on page F-24 regarding your recent accounting pronouncements, and refer to your January 1, 2008 adoption of ASC 825-10 on page F-
       13. Given the significant number of recent authoritative accounting literature issued that can impact the financial statements of marketing and distribution companies, including
       ASU 2016-01 for ASC 825-10 that is effective after December 15, 2017, please revise your Form 10 to provide, and confirm that you will maintain in your future annual and interim filings, the footnote disclosure required by SAB 74 with respect to the adoption of new accounting literature, including FASB Staff Positions:

           Provide a brief description of the new standard, including when adoption is required and if you plan to early adopt the standard.
           Include a discussion of the adoption methods allowed and the method you expect to use.

Form 10-Q for the quarterly period ended June 30, 2017, filed August 21, 2017

Note 3   Summary of Significant Accounting Policies, page 8

15. We note your response to prior comment 18 and your revised inventory component disclosure for both March 31, 2017 and December 31, 2016 on page F-8 of the Form 10-
       12G. Confirm that all your future interim and annual balance sheets or footnotes will provide a quantified breakdown by major class of inventory as required by ASC 210-10-
       S99-1, or tell us why you believe such disclosure is not required.
16. We note your accounting policy for derivative financial instruments discusses conversion options embedded within your issued convertible debt that are recorded as liabilities and fair valued at each reporting period. Please tell us the following:

            Given your significant $1,508,993 of derivative liabilities at June 30, 2017, please clarify how you calculated the $221,406 embedded derivative on the March 30, 2017 issued 6.5% convertible promissory notes, as well as the $1,317,555 embedded derivative on the June 30, 2017 issued 5.0% convertible promissory notes, including the amounts and dates of net proceeds received, and tell usthe accounting literature upon which you relied.
 Donald Steinberg
Marijuana Company of America, Inc.
September 26, 2017
Page 5


           Please identify the amount charged to interest expense for each note, and theperiods over which the discounts are being accreted.
           Please identify the related parties as well as the nature of the relationships for the various notes payable.
           On page 13 you disclose that on June 30, 2017 you issued a convertible promissory note for consideration of $585,092. Tell us how this amount is reflected in your
       Statement of Cash Flows on page 6, which quantifies the proceeds of the note as
       $395,880.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20
17. We note your response to prior comment 9. It appears the trend, gross profit margin, selling, general, and administrative expense, interest expense, and other requested information are missing from your Form 10-Q for the quarter ended June 30, 2017.
        Confirm that, if material, all your future interim and annual comparisons will remain compliant with Item 303(a) and (b) of Regulation S-K. Refer to the Instructions to
       paragraph 303 of Regulation S-K that state, in part: "The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of
       (A) matters that would have an impact on future operations and have not had an impact in the past, and (B) matters that have had an impact on reported operations and are not expected to have an impact upon future operations. Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant's businesses as a whole; Registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements. The discussion shall not merely repeat numerical data contained in the consolidated financial statements."

Item 4. Controls and Procedures
Disclosure Controls and Procedures, page 24

18. We note that you conclude that your disclosure controls and procedures were not effective during the period ended June 30, 2017. Please tell us and revise your disclosures in future filings to clearly discuss the material weakness(es) you identified, when the material weaknesses were discovered, and the steps and status of your plans to remediate the material weaknesses.
 Donald Steinberg
Marijuana Company of America, Inc.
September 26, 2017
Page 6

        You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



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cc: Tad Mailander